BY EDGAR	August 12, 2008

Ms. Barbara C. Jacobs, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Dear Ms. Jacobs:

Re:
Consonus Technologies, Inc.
Amendment No. 7 to the Registration Statement on Form S-1
Filed on July 26, 2008
File No. 333-142635

        On behalf of Consonus Technologies, Inc. (the "Company" or "CTI"), we are writing to respond to the comments set forth in the seventh comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated July 31, 2008 (the "seventh comment letter") relating to the above-referenced Amendment No. 7 to the Registration Statement on Form S-1 filed on July 28, 2008 (the "Amended Registration Statement"). We have also further revised the Amended Registration Statement in response to the Staff's comments and are filing concurrently with this letter Amendment No. 8 to the Amended Registration Statement ("Amendment No. 8"), which reflects these revisions and updates a limited amount of other information.

        For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the seventh comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 8.

1.
We note the revisions made in response to prior comment 5 wherein you have presented certain pro forma balance sheet and per share data to reflect the deemed distribution to Midas Medici Capital I Special Opportunity Fund. We note, however, that no comparable revisions were made to the Selected Financial Information presented on page 33. Please revise to ensure that the pro forma impact of the June 2008 share issuance is included in this presentation, including the appropriate footnote disclosure.

        The Company has revised the disclosure on pages 11-12 and 32-33 of Amendment No. 8.

* * *

        The Company acknowledges the Staff's response protocol. The Company understands that the Staff may have additional comments after receiving Amendment No. 8 and this letter.

        The Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date and must include the following acknowledgement:

  •
  Should the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Staff from taking any action with respect to the filing;

  •
  The action of the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  The Company may not assert this action as a defense in any proceeding initiated by the Staff or any person under the federal securities laws of the United States.

        Please contact the undersigned if you wish to discuss our responses to the seventh comment letter.

Sincerely,
/s/ Ian G. Putnam
Ian G. Putnam
cc:
Michael G. Shook, Chief Executive Officer, Consonus Technologies, Inc.
Randy Lewis, Wilson Sonsini Goodrich & Rosati, PC